Exhibit 99.1

Videocon d2h Limited

Fiscal Year Ended March 31, 2016

Earnings Release

Subscription and activation revenue grew 26.4% to INR 26.07 billion

Adjusted EBITDA1 grew 31.5% to INR 8.01 billion

Net subscriber2 base stands at 11.86 million

Highest net subscriber additions for 6th year in a row3

Record approximately 800,000 gross subscriber4 additions during the quarter ended March 31, 2016

Mumbai, May 24, 2016 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the year ended March 31, 2016.

Key highlights for the year ended March 31, 2016:

•	Revenue from operations grew 22.2% year on year to INR 28.56 billion;

•	Subscription and activation revenue grew 26.4% to INR 26.07 billion;

•	Adjusted EBITDA grew 31.5% to INR 8.01 billion;

•	Adjusted EBITDA margin expanded by 200 basis points to 28.1%;

•	ARPU[5] grew from an average INR 196 in fiscal 2015 to an average INR 207 in fiscal 2016;

•	Gross and net subscribers increased by 2.65 million and 1.68 million subscribers, respectively, during the year;

•	Net subscribers base at 11.86 million; and

•	Churn came in at 0.73% per month in fiscal 2016 as compared to 0.80% in fiscal 2015

Key highlights for the quarter ended March 31, 2016:

•	Revenue from operations grew 23.4% year on year to INR 7.72 billion;

•	Subscription and activation revenue grew 20.9% year on year to INR 7.06 billion;

•	Adjusted EBITDA grew 25.0% year on year to INR 2.19 billion;

•	Adjusted EBITDA margin expanded by 40 basis points year on year to 28.4%;

•	ARPU increased from INR 202 in Q4FY15 to INR 214;

•	Gross and net subscribers increased by 0.79 million and 0.59 million subscribers during the quarter, respectively; and

•	Churn came in at 0.58% per month

Commenting on the fiscal 2016 results and company outlook, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “Fiscal 2016 has been a landmark year for Videocon d2h, as it was the first fiscal year after our NASDAQ listing, and it has been a great journey. I am delighted to share that our strong net subscriber additions, rising revenue realization and operating leverage benefit resulted in 31.5% Adjusted EBITDA growth for fiscal 2016, in spite of increases in service tax rates and the implementation of a new ‘clean India initiative’ tax during the year.”

“During the year, we accomplished numerous technological advancements, such as the development of HD Smart Connect Set Top Box, our new connected set-top box which allows customers to view normal DTH services as well as internet and over-the-top content and applications. This development demonstrates our expertise and innovation in creation, delivery and execution of technologically advanced products.”

Speaking on the business outlook for the DTH sector, Mr. Anil Khera, CEO of Videocon d2h, said “There have been a series of industry developments in fiscal 2016, which we believe will provide for growth opportunities in the DTH sector in India. The implementation of Phase III digitization of the Digital Addressable Cable TV System program of the Government of India that began in January 2016 was an example of such a development. It led to a surge in new subscriber additions for various distribution platforms. While the momentum slowed down as many state high courts issued a temporary stay order against digitization, we are still seeing higher subscriber additions from Phase III markets as compared to previous years.”

“In addition, the deadline for Phase IV digitization is December 31, 2016, which we believe covers approximately 80 million television homes.”

Financial Summary

(In INR million, unless otherwise indicated)

	Q4FY15	Q4FY16	% growth	FY15	FY16	% growth
Key financial metrics
Revenue from operations	6,253	7,715	23.4%	23,377	28,559	22.2%
Subscription and activation revenue	5,834	7,056	20.9%	20,628	26,068	26.4%
Adjusted EBITDA	1,752	2,191	25.0%	6,092	8,013	31.5%
Adjusted EBITDA margin (%)	28.0%	28.4%		26.1%	28.1%
Net loss	(757)	(212)	72.0%	(2,727)	(922)	66.2%
Content cost (% of revenue)	38.4%	37.5%		36.2%	37.8%
Key operating metrics
Gross subscribers(million)	13.09	15.74	20.2%	13.09	15.74	20.2%
Net subscribers (million)	10.18	11.86	16.5%	10.18	11.86	16.5%
ARPU (INR)	202	214	5.9%	196	207	5.6%
Churn (%)	0.85%	0.58%		0.80%	0.73%

During the year ended March 31, 2016, Videocon d2h achieved strong subscription and activation revenue growth of 26.4% to INR 26.07 billion as compared to INR 20.63 billion in fiscal 2015. Revenue from operations grew 22.2% year on year to INR 28.56 billion during the year.

Videocon d2h achieved Adjusted EBITDA of INR 8.01 billion in fiscal 2016 as compared to INR 6.09 billion in fiscal 2015, reporting a growth of 31.5%. Adjusted EBITDA margin expanded 200 basis points to 28.1% during the year. This resulted in a significant improvement in net loss, from INR 2,727 million in fiscal 2015 to INR 922 million in fiscal 2016.

The Company added 2.65 million gross subscribers and 1.68 million net subscribers during fiscal 2016. Net subscribers totaled 11.86 million as of March 31, 2016. Monthly churn came in at 0.73% for the year as compared to a monthly churn of 0.80% in fiscal 2015. Subscriber acquisition costs in the form of hardware subsidies were INR 1,776 per subscriber during the fourth quarter of fiscal 2016.

The company had term loans of INR 23.15 billion and total cash and short term investments of INR 7.21 billion as of March 31, 2016.

[1]	We calculate EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period which amounted to INR 117.77 million for the fiscal year 2016 and INR 29.45 million for the fourth quarter of fiscal year 2016. We will recognize ESOP expenses in fiscal 2017 as well. Adjusted EBITDA presented in this earnings release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating Adjusted EBITDA. We believe that Adjusted EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days
[3]	Highest net subscriber additions amongst satellite operators based on publicly available information and company estimates.
[4]	Gross subscriber means total registered subscribers.
[5]	Average Revenue Per User (“ARPU”) is calculated by dividing our subscription and activation revenue by the average of our net subscribers for the period. Subscription and activation charges are considered on a gross basis without netting off the recharge margins or discounts provided to the distributors.

Conference call’s dial in details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	May 25, 2016	May 25, 2016

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 8376 / +91 22 3960 0752	+91 22 6746 8376 / +91 22 3960 0752
Hong Kong	800 964 448	800 964 448
Singapore	800 101 2045	800 101 2045
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1855 4360 715 / 1863 9490 105	1855 4360 715 / 1863 9490 105
Playback ID	76076	03597

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

FY16 audited financial results are available on the SEC web site and company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

Dana Diver

TeamVideocond2h@taylor-rafferty.com

+1-212-889-4350

Videocon d2h Limited

I Earning Release for the year and quarter ended March 31, 2016

					in million
	For the quarter ended (Unaudited)			For the year ended (Audited)
Particulars	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015

INCOME
Revenue from operations	7,715.08	7,314.94	6,252.80	28,558.62	23,377.08

	7,715.08	7,314.94	6,252.80	28,558.62	23,377.08
EXPENSE
Operating expense	4,414.47	4,266.24	3,636.82	16,492.80	13,853.05
Employee benefits expense	291.28	304.06	285.03	1,207.31	1,023.28
Administration and other expenses	183.46	177.60	253.09	704.51	688.04
Selling and distribution expenses	663.89	589.96	460.79	2,258.84	1,856.32
Depreciation, amortization and impairment	1,664.64	1,507.98	1,409.73	6,088.42	5,286.82

Total Expenses	7,217.74	6,845.84	6,045.46	26,751.88	22,707.51

Profit / (Loss) from operations	497.34	469.10	207.34	1,806.74	669.57
Finance (costs) / Finance Income (Net)	(778.13)	(797.47)	(1,300.86)	(3,142.83)	(4,614.22)
Other Income	9.23	9.33	(0.76)	36.64	0.08

Profit / (loss) before tax	(271.56)	(319.04)	(1,094.28)	(1,299.45)	(3,944.57)

Income tax expense
Current tax	—	—	—	—	—
Deferred tax	(59.79)	(98.58)	(336.91)	(377.40)	(1,217.93)

Profit / (Loss) after tax	(211.77)	(220.46)	(757.37)	(922.05)	(2,726.64)

Basic and Diluted earning per share (Not annualized)*	(0.51)*	(0.53)*	(2.85)*	(2.21)	(10.26)

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	For the quarter ended (Unaudited)			For the year ended (Audited)
Particulars	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
Profit / (Loss) after tax	(211.77)	(220.46)	(757.37)	(922.05)	(2,726.64)
Income tax expense	(59.79)	(98.58)	(336.91)	(377.40)	(1,217.93)

Profit / (Loss) before tax	(271.56)	(319.04)	(1,094.28)	(1,299.45)	(3,944.57)
Finance costs / Finance Income (Net)	778.13	797.47	1,300.86	3,142.83	4,614.22
Other Income	(9.23)	(9.33)	0.76	(36.64)	(0.08)

Profit / (Loss) from operations	497.34	469.10	207.34	1,806.74	669.57
Depreciation, amortization and impairment	1,664.64	1,507.98	1,409.73	6,088.42	5,286.82

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,161.98	1,977.08	1,617.07	7,895.16	5,956.39
Employee Share based compensation cost (ESOP 2014)	29.45	29.44	29.74	117.77	29.74
One time security issue expenses	—	—	105.43	—	105.43
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA) [2]	2,191.43	2,006.52	1,752.24	8,012.93	6,091.56

[1]	EBITDA presented in this earning release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBITDA is calculated after impact of ESOP Plan 2014 for the quarter ended and the year ended March 2016 and March 2015 and the quarter ended December 2015. Also Adjusted EBITDA for the quarter ended and the year ended March 2015 is calculated after impact of one off securities issue expenses. Adjusted EBITDA presented in this earnings release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating Adjusted EBITDA. We believe that Adjusted EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

II Key Matrix

A	Particulars	For the quarter ended (Unaudited)			For the year ended (Audited)
		Mar 31, 2016	Dec 31, 2015	Mar 31, 2015	Mar 31, 2016	Mar 31, 2015
	Gross Subscriber Base (in million nos.)	15.74	14.95	13.09	15.74	13.09
	Net Subscriber Base (in million nos.)	11.86	11.27	10.18	11.86	10.18
	Incremental Churn %	0.58%	0.73%	0.85%	0.73%	0.80%
	ARPU - in Rs.	214	211	202	207	196
	Content as % of Revenue	37.5%	38.5%	38.4%	37.8%	36.2%

Videocon d2h Limited - Financial Statements

(All amounts are in INR Million)

Statement of Financial Position

Particulars	As At
	March 31, 2016 Audited	March 31, 2015 Audited

Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	26,680.84	25,315.45
Intangible Assets	888.10	1,072.53
Other Financial Assets	2,054.56	752.40
Other Non-Financial Assets	107.25	108.92
Deferred Tax Assets (Net)	8,085.59	7,708.19

Total non-current assets	37,816.34	34,957.49

Current Assets
Inventories	400.23	341.25
Trade Receivables	2.79	1.63
Other Financial Assets	5,547.82	3,151.58
Other Non-Financial Assets	1,481.61	924.69
Cash and cash equivalents	1,428.69	9,888.77

Total current assets	8,861.14	14,307.92

Total Assets	46,677.48	49,265.41

Equity
Share Capital	4,163.60	3,930.00
Share Premium	21,147.28	21,380.88
Retained earnings	(18,222.75)	(17,300.70)
Other Reserves	147.51	29.74

Total Equity	7,235.64	8,039.92

Liabilities
Non-current Liabilities
Long-term borrowings	5.37	23.13
Other Non-Financial Liabilites	2,739.59	2,869.14
Post employement benefits	53.04	44.99
Others employement benefits	31.45	26.10

Total non-current liabilities	2,829.45	2,963.36

Current Liabilities
Trade Payable	5,602.86	4,338.03
Other Non-Financial Liabilites	7,383.24	7,170.16
Other Financial Liabilities	23,621.79	26,747.99
Post employement benefits	0.80	2.53
Others employement benefits	3.70	3.42

Total current liabilities	36,612.39	38,262.13

Total Liabilities	39,441.84	41,225.49

Total equity and liabilities	46,677.48	49,265.41